UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of November 2021
Commission File Number: 001-39522

COMPASS PATHWAYS PLC
(Translation of registrant’s name into English)
3rd Floor
1 Ashley Road
Altrincham
Cheshire WA14 2DT
United Kingdom
Tel: +1 (646) 905-3974
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
On November 9, 2021, COMPASS Pathways Plc (the “Company”) issued a press release announcing positive topline results from its phase IIb trial of COMP360 psilocybin therapy for treatment-resistant depression and provided an investor presentation, which will be made available on the Company’s website.
Exhibit 99.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section. It may only be incorporated by reference in another filing under the Exchange Act or the Securities Act of 1933, as amended, if such subsequent filing specifically references the information furnished pursuant to this report. Exhibit 99.2 shall be deemed to be incorporated by reference into (i) the registration statement on Form S-8 (File No. 333-249403) and (ii) the registration statement on Form F-3 (File No. 333-260145) of the Company and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. The Company undertakes no obligation to update, supplement or amend the materials attached hereto.

EXHIBITS

Exhibit	Description
99.1	Press Release dated November 9, 2021
99.2	Presentation dated November 9, 2021

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPASS PATHWAYS PLC

Date: November 9, 2021	By:	/s/ Piers Morgan
Piers Morgan

Chief Financial Officer